06006954

AB 3/29/06

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2006 WASH., D.C. 209

SEC FILE NUMBER
~~8-31461~~ 8-31461

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Cuttone and Company, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Broadway
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Kessler **(212) 374-9797**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 08 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donato A. Cuttone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cuttone and Company, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/CEO

Title

Notary Public

Comm #01AL6079509

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CUTTONE & COMPANY, INC.
Financial Statements
December 31, 2005

CUTTONE & COMPANY, INC.

Table of Contents
December 31, 2005

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

1375 Broadway
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

330 Fifth Avenue
Suite 1300
New York, New York 10001
212.686.2224
212.481.3274 (fax)

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Cuttone & Company, Inc.

We have audited the accompanying statement of financial condition of Cuttone & Company, Inc. (the "Company") as of December 31, 2005, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cuttone & Company, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and to comply with the requirements of Rule 17a-5 of the Securities Exchange Act of 1934 and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Raich Ende Malter & Co. LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 3, 2006

CUTTONE & COMPANY, INC.

Statement of Financial Condition
December 31, 2005

ASSETS

Cash and Cash Equivalents	$	1,219,146
Receivables From Brokers and Clearing Organizations		2,181,883
U.S. Treasury Bills - at market value (cost $294,229)		296,271
Furniture, Equipment and Leasehold Improvements - net of accumulated depreciation and amortization of $412,874		90,636
Other Assets		534,016
	$	4,321,952

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accrued expenses and other liabilities	$	1,340,977
Commitments and Contingencies		-
Stockholders' Equity		
Common stock - $1.00 par value - 2,000 shares authorized, 1,000 shares issued and outstanding		1,000
Additional paid-in capital		213,286
Retained earnings		2,766,689
		2,980,975
	$	4,321,952

See notes to financial statements.

CUTTONE & COMPANY, INC.

Statement of Income
For the Year Ended December 31, 2005

Revenues	
Commissions	$ 24,173,050
Other income	171,185
Interest and dividends	109,895
	24,454,130
Expenses	
Salaries and bonuses	12,705,521
Payroll taxes and employee benefits	462,277
Error account	527,676
Commissions paid	521,852
Clearance charges	558,459
NYSE dues and expenses	928,946
NYSE membership lease expense	843,383
Interest paid for use of subordinated memberships	59,097
Telephone	469,217
Quotron	2,090,615
Professional fees	1,365,903
Insurance	444,575
Rent	189,121
Office and other	2,257,188
	23,423,830
Income Before Provision For State and Local Taxes	1,030,300
Provision For State and Local Corporate Taxes	112,821
Net Income	$ 917,479

See notes to financial statements.

CUTTONE & COMPANY, INC.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance - January 1, 2005	$ 1,000	$ 213,286	$ 3,582,929	$ 3,797,215
Net income	-	-	917,479	917,479
Distributions	-	-	(1,733,719)	(1,733,719)
Balance - December 31, 2005	$ 1,000	$ 213,286	$ 2,766,689	$ 2,980,975

See notes to financial statements.

CUTTONE & COMPANY, INC.

Statement of Cash Flows
For the Year Ended December 31, 2005

Cash Flows From Operating Activities	
Net income	$ 917,479
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	122,004
Changes in operating assets and liabilities:	
(Increase) decrease in:	
Receivables from brokers	(23,473)
Other	123,671
Increase (decrease) in:	
Accrued expenses and other liabilities	229,602
	1,369,283
Cash Flows From Investing Activities	
Acquisition of furniture, equipment and leasehold improvements	(206,740)
Purchase and redemption of U.S. Treasury Bills - net	(105,567)
	(312,307)
Cash Flows From Financing Activities	
Distributions to stockholders	(1,733,719)
(Decrease) in Cash and Cash Equivalents	(676,743)
Cash and Cash Equivalents - beginning of year	1,895,889
Cash and Cash Equivalents - end of year	$ 1,219,146
Supplemental Cash Flow Information	
Cash paid for:	
Interest	$ 59,097
Taxes	$ 228,768

See notes to financial statements.

1 - ORGANIZATION AND BUSINESS

Cuttone & Company, Inc. (the "Company") was incorporated on January 20, 1984 under the laws of the State of New York where it also maintains its office.

The Company is registered with the Securities and Exchange Commission as a broker/dealer pursuant to the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange.

The Company executes orders on behalf of other brokerage firms and is approved to do a public customer business. Currently the Company carries no customer accounts.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. ***Cash Equivalents*** - For purposes of the Statement of Cash Flows, the Company considers all short term debt securities purchased with a maturity of three months or less as well as money market funds, to be cash equivalents.

b. ***Revenue Recognition*** – Commission revenue and related expenses are recorded on a settlement date basis. The use of settlement rather than trade date does not materially affect the results of operations.

c. ***Depreciation and Amortization*** – Furniture, equipment and leasehold improvements are stated at cost. Furniture and equipment are depreciated using accelerated methods. The use of accelerated rates does not materially affect the results of operations. Leasehold improvements are amortized over the term of the office space lease.

d. ***Income Taxes*** - The company with the consent of its stockholders, has elected to be taxed as an S corporation as provided for by the Internal Revenue Code. Under S corporation status, the Company's net income for federal and state purposes is taxed to its shareholders.

e. ***Use of Estimates*** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 - Receivables and Payables to Brokers

The clearing and depository operations for the Company's securities transactions are provided by various Clearing Brokers pursuant to clearance agreements.

At December 31, 2005 the amount due from the Clearing Brokers represents cash deposits maintained at the Clearing Broker and commission revenue earned.

4 - Equipment, Fixtures and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost and are summarized as follows:

Furniture and equipment	$ 477,928
Leasehold improvements	25,582
	503,510
Less: Accumulated depreciation and amortization	412,874
	$ 90,636

Depreciation expense for the year ended December 31, 2005 amounted to $122,005.

5 - Commitments and Contingencies

The Company leases its office facility under the terms of an operating lease dated December 12, 2003, which will expire seven years after occupancy which was May 8, 2003. Future minimum lease payments under this operating lease, at December 31, 2005 are as follows:

For the Years Ended December 31,	
2006	$ 188,571
2007	$ 198,449
2008	$ 205,137
2009	$ 208,580
2010	$ 69,912

Rental expense for the year ended December 31, 2005 was $189,122.

During the year, the Company leased New York Stock Exchange seats and guaranteed the payments on several of those leases. The unexpired portion of those leases, the latest of which expires December 22, 2006, was $325,886 at December 31, 2005.

6 - Concentration

The Company maintains cash balances at financial institutions subject to Federal Deposit Insurance Corporation ("FDIC") regulations. At times, amounts on deposit exceed the FDIC insurance limit of $100,000. As of December 31, 2005, the Company's cash balances on deposit exceeded the insured limits by $515,563.

7 - NET CAPITAL REQUIREMENTS

As a member of the New York Stock Exchange, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital, as defined, and aggregate indebtedness and debt-to-debt equity ratios. At December 31, 2005, the Company had net capital of $2,147,057, which was $2,035,947 in excess of its required net capital of $111,110.

CUTTONE & COMPANY, INC.

Supplementary Information - Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2005

Schedule I

COMPUTATION OF NET CAPITAL	
Total stockholder's equity qualified for net capital	$ 2,980,975
Deductions:	
Non-allowable assets - assets not readily convertible to cash:	
Receivable from brokers and clearing organizations	192,796
Equipment, fixtures and improvements - net book value	90,636
Other	534,016
	817,448
Net capital before haircuts	2,163,527
Haircuts on securities:	
All other securities	16,470
Net Capital	$ 2,147,057
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Computation of Aggregate Indebtedness	
Accrued expenses and other liabilities	$ 1,340,977
Balance of guaranteed obligations on New York Stock Exchange membership leases	325,668
Total Aggregate Indebtedness	$ 1,666,645
Minimum Net Capital Requirement - 6.67% of adjusted aggregate indebtedness	$ 111,110
Net Capital Requirement - greater of minimum net capital requirement or $5,000	$ 111,110
Net Capital in Excess of Requirement	$ 2,035,947
Ratio of Aggregate Indebtedness to Net Capital	0.78 to 1

There were no differences noted between the computation of net capital under Rule 15c3-1 of the Securities Exchange Act of 1934 as reported above and as contained in the unaudited FOCUS report dated January 26, 2006 as filed by the Company.

The provisions of Rule 15c3-3 are not applicable to the Company as of December 31, 2005 in accordance with Rule 15c3-3(k)(2)(ii).

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

1375 Broadway
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

330 Fifth Avenue
Suite 1300
New York, New York 10001
212.686.2224
212.481.3274 (fax)

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Board of Directors and Stockholders
Cuttone & Company, Inc.

In planning and performing our audit of the financial statements of Cuttone & Company, Inc. (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the basic financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raich Ende Malter & Co. LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 3, 2006